[WILLBROS GROUP, INC. LETTERHEAD]

March 8, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Mark Wojciechowski

Re:	Willbros Group, Inc.

File No. 1-34259

Form 10-K for the fiscal year ended December 31, 2011

Filed April 9, 2012

Response letter dated January 11, 2013

Dear Mr. Wojciechowski:

As per our telephone conversation today, Friday, March 8, 2013, we hereby confirm that we intend to respond to the comment letter of the Securities and Exchange Commission dated February 8, 2013 on or before March 21, 2013.

If you have any questions concerning the foregoing, please contact me at 713.403.8008.

Very truly yours,

/s/ Van A. Welch
Van A. Welch
Executive Vice President and Chief Financial Officer